KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING SEPTEMBER 30, 2001


                           STATEMENT OF INCOME (LOSS)
                           --------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss) ....................................  $ 690,778.10
Change in Unrealized Gain/(Loss) ................................  $ 115,060.57
Gain/(Loss) on Other Investments ................................  $   3,285.05
Brokerage Commission ............................................  $(146,686.58)
                                                                   ------------
Total Trading Income ............................................  $ 662,437.14

EXPENSES
Audit Fees ......................................................  $       0.00
Administrative and Legal Fees ...................................  $   7,667.57
Management Fees .................................................  $       0.00
Incentive Fees ..................................................  $ 109,449.95
Other Expenses ..................................................  $       0.00
                                                                   ------------
Total Expenses ..................................................  $ 117,117.52

INTEREST INCOME .................................................  $  30,463.11

NET INCOME (LOSS) FROM THE PERIOD ...............................  $ 575,782.73
                                                                   ============


                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month ...........................................   $16,002,172.66
Addition .....................................................   $   203,234.00
Withdrawal ...................................................   $  (146,578.20)
Net Income/(Loss) ............................................   $   575,782.73
                                                                 --------------
Month End ....................................................   $16,634,611.19


Month End NAV Per Unit .......................................   $        99.49

Monthly Rate of Return .......................................             3.60%
Year to Date Rate of Return ..................................             2.56%



                    To the best of our knowledge and belief,
                the information above is accurate and complete:


/s/ KENNETH A. SHEWER                             /s/ MARC S. GOODMAN
-------------------------------                   ------------------------------
    Kenneth A. Shewer, Chairman                       Marc S. Goodman, President


                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

--------------------------------------------------------------------------------
September 2001
                                   ---------------------------------------------
SUMMARY                            KENMAR
                                   ---------------------------------------------
                                   GLOBAL
                                   ---------------------------------------------
                                   TRUST
                                   ---------------------------------------------

--------------------------------------------------------------------------------
The terrorist attacks in the U.S. and ensuing shutdown of New York's trading hub translated into high levels of uncertainty and price volatility. It is against this background of tragedy and upheaval that we report the results of Kenmar Global Trust (KGT), which finished
September with a gain of 3.60%, net of fees and expenses.
Profits in the currencies, global interest rates, stock indices and traditional commodities erased losses in the energies and precious metals. The Net Asset Value per Unit of KGT was $99.49 as of September 30, 2001.

--------------------------------------------------------------------------------
Allocation of Assets to Advisors

                                 Sep 1 2001         Oct 1 2001
                                 ----------         ----------

     Beacon                          6%                 5%

     C-View                         25%                24%

     Grinham                        25%                26%

     Transtrend                     24%                24%

     Winton                         20%                21%

--------------------------------------------------------------------------------

The financial world grounded to a halt following the terrorist attacks in the U.S. on Tuesday, September 11. Under such extraordinary circumstances, the New York stock exchanges closed and remained shut for the balance of the week for the first time in almost 70 years; the New York futures exchanges were also forced to cease trading. Despite political and economic posturing for investors to stay the course, the major U.S. equity indices, which were in a declining mode already, suffered one of their worst weeks ever when operations resumed. As bargain hunters stepped in, the markets recouped almost half of what they lost, but nonetheless closed Saturday steeply lower. Major stock indices worldwide followed suit. In Japan, Nikkei fell even further after the Bank of Japan downgraded prospects for growth for the fourth consecutive month.

In hopes of keeping the financial markets functioning smoothly, the U.S. Federal Reserve reduced key interest rates -- outside of its scheduled policy meeting -- for an eighth time this year prior to the reopening of the markets. This position was supported by the Group of Seven, which also eased monetary policy. As a result, prices of U.S. and European short-term interest rates moved sharply higher. The trend was less clear in longer-term bond markets as prices vacillated, but ended relatively unchanged.

In the currencies, the U.S. dollar generally held its own despite prevailing economic woes, which intensified in the wake of the terrorist attacks. The biggest gainer of the period was the Swiss franc, which benefited from safe haven buying; Switzerland's political neutrality draws investors there in times of international crises. Several interventions by the Bank of Japan to stem the yen's rise against the greenback proved effective, as the Asian currency ended the month slightly lower against the dollar.

Growing uncertainty about the health of the global economy, exacerbated by the events of September 11, caused prices of crude oil and by products to slump; even a late-month rally on OPEC's decision to leave output quotas unchanged could not lift prices enough to erase most of those losses. In precious metals, the prices of both gold and silver benefited from investors' rush to safety whereas the prices of base metals continued to fall on prospects for decreased demand. The same consumption concern pushed prices down for most of the grains, meats, and tropical commodities. Cocoa represented a prominent exception as prices rose to a four-month high on speculation of a supply deficit stemming from the Ivory Coast, the world's largest cocoa producing region.

At the request of KGT, Beacon no longer trades stock indices for the Fund's account; the Meka program remains unchanged in all other respects. There can be no assurance that such modification will enhance the performance of the Meka program (or reduce losses in unprofitable periods).

To the best of knowledge and belief, the above information is accurate and complete.

Sincerely,



/s/ ESTHER E. GOODMAN
-----------------------------------
    Esther Eckerling Goodman
    Chief Operating Officer and
    Senior Executive Vice President
    Kenmar Advisory Corp., as Managing Owner
    Kenmar Global Trust

------------------------------------------------------------------------------------------------------------------
                          PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
------------------------------------------------------------------------------------------------------------------

[LOGO] KENMAR                       For further information contact     Two American Lane      Tel 203.861.1025
       Kenmar Advisory Corp.        Kenmar Securities, Inc.             PO Box 5150            Fax 203.552.1500
                                                                        Greenwich, CT 06831

